UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2010

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
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(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date May 26, 2010	By:	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON CANCELLATION OF
OTHER SPECIAL TREATMENT ON THE TRADING OF
THE SHARES OF THE COMPANY
AND CHANGE OF STOCK SHORT NAME

This announcement is made pursuant to 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As the audited shareholders’ equity of China Eastern Airlines Corporation Limited (the “Company”) as at 31 December 2008 was negative, under the relevant provisions of the Rules Governing Listing of Securities on the Shanghai Stock Exchange (《上海證券交易所股票上市規則》), other special treatment has been applied to the trading of the shares of the Company with effect from 17 April 2009.

According to the 2009 Annual Report prepared by the Company as well as the Financial Statements for 2009 prepared by the Company and audited by PricewaterhouseCoopers Zhong Tian Certified Public Accountants Limited Company (普華永道中天會計師事務所有限公司), the Company has completed two non public issuances of A shares and H shares respectively in 2009, and the audited shareholders’ equity of the Company as at 31 December 2009 was RMB3,104 million. Therefore, the cause that renders the trading of the shares of the Company being subject to other special treatment no longer exist.

Pursuant to the relevant provisions of the Rules Governing Listing of Securities on the Shanghai Stock Exchange, the Company has applied to the Shanghai Stock Exchange on 19 April 2010 for the cancellation of other special treatment on the trading of the shares of the Company. The Shanghai Stock Exchange has currently approved such application. According to the Rules Governing Listing of Securities on the Shanghai Stock Exchange, the trading of A shares of the Company will be suspended for one day on 27 May 2010. The stock short name of the Company will change from “ST 東航” to “東方航空” from 28 May 2010 while the stock code 600115 will remain unchanged. The daily limit on upward and downward price movement for the A shares of the Company will be resumed from 5% to 10%.

By order of the board of directors of
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The directors of the Company as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Wu Baiwang	(Independent non-executive Director)
Xie Rong	(Independent non-executive Director)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)

Shanghai, the People’s Republic of China
26 May 2010